Supply Chain Steve Conaway – Supply Chain Manager Ryan Kilcullen – Supply Chain Engineer Investor/Analyst USA Tour – 10 & 11 September 2012 Exhibit 99.3

AGENDA • Supply Chain Overview – Primed and ColorPlus ® Models • Evolution of Order Entry • Production Planning • Manufacturing Models • Distribution Network • Transportation Optimization

SUPPLY CHAIN
• Demand Planning
• Capacity Matching
• Made to Inventory
• Made to Order
• JH Warehouses
• Customer Channel
• VMI
• Reload Centers
• Customer Orders
• Distribution Replenishment Orders
• Rate Optimization
• Mode Optimization
• Spot Market Pricing
• Centralized & De-centralized
Supply Chain Structure
Order Entry
Production
Planning
Procurement
Manufacturing
Distribution
Network
Transportation

Lower
Complexity
Supply Chain
Higher
Complexity
Supply Chain
SUPPLY CHAIN
Primed Supply Chain ColorPlus
®
Supply Chain
• Relatively small SKU set
• Low complexity orders
• Made to inventory
• 14 day lead times
• Full pallet orders
• 7 manufacturing locations
• Large SKU set
• High complexity orders
• Made to order
• 8 day lead times
• Orders to the piece
• 4 manufacturing locations

SUPPLY CHAIN – ORDER ENTRY
Evolution of Order Entry
Manual
Order
Entry
EDI
HardieLink
• Gives customer ability to order material, check order status, obtain pricing and view technical support / training real time
• Option to use EDI which provides immediate feedback on order errors
• Electronic Data Interchange
• Allows for customer to enter order in their system and electronically send to JH system
• Historically high error rate
• Phone, fax or emails received and processed by customer service rep
• Slow process (up to 1.5 days to enter order)

SUPPLY CHAIN – PRODUCTION PLANNING
Demand Planning
3 to 10
Years
<3
Years
<12
Months
<3
Months
- # and Location of Manufacturing Sites
- Basis is Plan for Category and Market Share Growth
along with Housing Market Assumptions
- Capacity and Product Specific Additions
- Basis is mid range demand forecast
- Sales and Operations Planning Process
- Monthly review
- Capacity Control Charts
- Weekly Adjustments and Demand Sourcing
Long Term Planning
Mid Term Planning
Short Term Planning
Short Term Planning

SUPPLY CHAIN – PRODUCTION PLANNING
Production Planning
• Capacity Planning Processes
– Advanced Planning and Optimization (APO)
• Made to order model
• Products utilizing ColorPlus® Technology
• VMI replenishment
– Core inventory planning method
• Made to inventory model
• Flat sheets planning method

JH FLAT SHEET PRODUCTION PLANNING & SCHEDULING
The JH business model continues to evolve from a primed model to a model featuring ColorPlus
®
Technology and a more differentiated
product offering
This has impacted our production planning in the following ways:
• Shorter customer lead times
• Increased number of SKUs
• Increased complexity in changeover set-ups
• Greater disaggregation of our inventory
While still using our “primed” model production planning logic, we began to see concerning trends in our network:
• Inconsistent on-time service performance
• Sub-optimal production sequencing on our manufacturing lines
• Regional imbalances in short-term manufacturing capacity

CHANGING OUR APPROACH
A current-state gap analysis was conducted and identified two primary drivers of our problems:
1. We were running a completely centralized model when significant efficiencies could be gained from local control
2. We lacked a robust system to react quickly to regional changes in short-
term capacity
A pilot program was designed and implemented at one of our
manufacturing sites to address these deficiencies

KEY ELEMENTS OF OUR RE-DESIGNED PROCESS
Production scheduling was decentralized to the plant-level to achieve the following benefits:
• Faster response to changes in demand trends with continuous planning
• Optimal production sequencing with a greater understanding of manufacturing costs
• More forward looking planning tools to enable the plant to better manage labor and scheduled production hours
A proactive approach to short-term capacity management was
developed
• Variation in week-to-week demand is buffered by “core” SKUs
– This enables consistent production schedules with minimal inventory buffer
• Regional capacity is managed via capacity control charts with established action limits that trigger capacity moves

CONNECTING PLANNING TO CAPACITY MANAGEMENT
Week
1
Week
2
Week
3
Week
4
Week
5
Week
6
Manufacturing Block Schedule
Capacity Control Chart
Upper Control Limit
Lower Control Limit
Target
NC C NC C NC NC NC NC C C C C

James Hardie

On-Time Service %

Plant Inventory

Sleeves/msf

A SAMPLE OF PILOT PROGRAM RESULTS Pilot Plant Weekly On-Time Service Results Pilot Plant Make-Item Inventory Level Pilot Plant Sleeve Consumption Time Time Time

MANUFACTURING PLANNING NEXT STEPS
• We are currently implementing the plant production scheduling program in all plants
• We are capacity control charting all flat sheet plants
• Next steps:
– Develop line-specific control charts where necessary
– Implement control charting in non-flat sheet manufacturing processes

MANUFACTURING – SUPPLY CHAIN
• Made to Inventory Model
– Primed Model
– 14 day lead times
– Full pallet orders
– Single sourced products
• Made to Order Model
– ColorPlus
®
Model
– Orders to the piece
– 8 day lead times

DISTRIBUTION NETWORK – SUPPLY CHAIN
• 7 Manufacturing Locations (4 with ColorPlus
®
Technology)
• Vendor Managed Inventory Sites (VMI)
– Enables ColorPlus
®
Technology business by improving customer
access to product and full SKU range
– Improved demand signal
– Improved line of sight on end sales data
• Reload Centers
– Enables freight optimization
– Reduces lead time on customer orders and distribution replenishment

James Hardie

Canada
Montana
North Dakota
Minnesota
Oregon
Idaho
South Dakota
Wyoming
Maine
New Hampshire
Rhode Island
Nevada
Iowa
Nebraska
Utah
Illinois
Indiana
Pennsylvania
New Jersey
Delaware
Maryland
California
Kansas
Missouri
Kentucky
U. S. A.
Carolina
Oklahoma
Arkansas
Arizona
New Mexico
South Carolina
Mississippi
Alabama
Alaska
Hawaii
Mexico
The Bahamas

DISTRIBUTION NETWORK – SUPPLY CHAIN Reload VMI Plants

TRANSPORTATION – SUPPLY CHAIN
Primed Products
ColorPlus
®
Technology Products
7 Manufacturing Locations
Full Truck Loads
<500 mile shipping radius
4 Manufacturing Locations
Less Than Full Truck Loads
>500 mile shipping radius
Multi-stop loads
Higher rate lanes / regions
Cross-docking

James Hardie

ME
VT
NH
NY
MA
CT
RI
OH
PA
NJ
WV
DE
MD
VA
NC
The
Outer Banks
of North Carolina
SC
GA
FL
ATLANTIC OCEAN

MODE OPTIMIZATION – SUPPLY CHAIN
Rail and Truck
Truck, Rail, Intermodal
Utilize rail/intermodal for long
distances to reload distribution
centers
Truck to customers
Cross dock to minimize
necessary inventory at reload
distribution centers

James Hardie

ME
VT
NH
NY
MA
CT
RI
OH
PA
NJ
WV
DE
MD
VA
NC
The Outer Banks of North Carolina
SC
GA
FL
ATLANTIC OCEAN

ME
VT
NH
NY
MA
CT
RI
OH
PA
NJ
WV
DE
MD
VA
NC
The Outer Banks of North Carolina
SC
GA
FL
ATLANTIC OCEAN

MULTI-STOP OPTIMIZATION – SUPPLY CHAIN Bead Approach Lollipop Approach

SUMMARY – SUPPLY CHAIN
• Increased supply chain complexity with ColorPlus
®
Technology
• Utilize supply chain to provide value to channel
• Order entry process has evolved with order complexity
• Planning process focused on long, mid and short term demand
• Change to core inventory planning method
• Optimize transportation and distribution to minimize cost

Questions